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FILE NO: 53403.000034

August 18, 2010

VIA EDGAR AND FACSIMILE

Ms. Sonia G. Barros, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hersha Hospitality Trust
Registration Statement on Form S-3
Filed June 30, 2010
File No. 333-167891

Dear Ms. Barros:

As counsel to Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333 167891) (the “Registration Statement”) and the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Ashish R. Parikh, the Company’s Chief Financial Officers, dated July 21, 2010.

For convenience of reference, each Staff comment contained in your July 21, 2010 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Sonia G. Barros, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2010

General

1.
Please note we are currently reviewing your Form 10-K for the Fiscal Year Ended December 31, 2009.  Please be advised that we are not in a position to clear your Registration Statement on Form S-3, filed on June 30, 2010, until we have completed our review of your Form 10-K.

Response: The Company acknowledges the Staff’s comment.

2.
As you know, we have issued comments on  your Form 10-K for the Fiscal Year Ended December 31, 2009.  Please confirm that you will amend your Form S-3 to reflect the responses to our comments on the Form 10-K, as applicable.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that no amendments are required to be made to the Registration Statement as a result of the Staff’s review of the Form 10-K and Definitive Proxy Statement.

3.
We note that on page 46 of your Registration Statement on Form S-3, you did not properly incorporate future filings prior to the effective date pursuant to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your Registration Statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure appearing under the heading “Incorporation by Reference” to specifically incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 filed with the Commission on August 5, 2010 and the Company’s Current Report on Form 8-K filed with the Commission on August 17, 2010.

Ms. Sonia G. Barros, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2010

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8573.

Very truly yours,

/s/ James S. Seevers, Jr.
James S. Seevers, Jr.

cc:	Adam F. Turk, Esq.
Mr. Ashish R. Parikh
Pablo Vergara del Carril, Esq.